Westport Fuel Systems™

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

T +1 604-718-2000
F +1 604-718-2001
wfsinc.com

Effective Date: March 14, 2022

Forward-Looking Information | 2021
Reference and Forward-Looking Information
In this Annual Information Form ("AIF") references to "Westport Fuel Systems", "Westport", "the Company", "we", "us" and "our" refer to Westport Fuel Systems Inc. and its subsidiaries, collectively, unless the context otherwise requires. All dollar amounts set forth in this AIF are in U.S. dollars unless specifically stated otherwise. Except where otherwise indicated, all information presented is as of December 31, 2021.
Some of the historical data, statistics, and certain other industry information contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations, including IHS Markit ("IHS") and the International Council on Clean Transportation ("ICCT"). Industry consultants and publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.
Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties and are based on a number of assumptions, all of which are outlined in Schedule "A" : Forward Looking Information. While the Company has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this AIF.
Corporate Structure
Westport Fuel Systems governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. In 2016 Westport Fuel Systems amended its articles to change its name from Westport Innovations Inc. to Westport Fuel Systems Inc. following a merger with Fuel Systems Solutions Inc. on June 1, 2016.
The following chart includes the Company’s principal operating subsidiaries as of March 14, 2022 and, for each subsidiary, its place of organization and the Company’s percentage of voting interests beneficially owned or over which the Company exercises control or direction. The structure is not necessarily indicative of our operational structure.

Westport Fuel Systems Inc.
(Alberta, Canada)
100%
Westport Fuel Systems Canada Inc.
(British Columbia, Canada)
100%
Westport Fuel Systems Sweden AB
(Sweden)
100%
Westport Fuel Systems Italia S.r.l.
(Italy)
100%
Westport Power Systems (Kunshan) Co. Ltd.
(China)
100%
Westport Fuel Systems Netherlands B.V.
(Netherlands)
100%
Stako Sp. z o.o.
(Poland)
100%
TA Gas Technologies S.A.
(Argentina)
99.98%
Rohan BRC Gas Equipment Private Limited
(India)
50%
Minda Westport Technologies Limited
(India)

WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM | 1

About Westport Fuel Systems | 2021 Company Highlights
About Westport Fuel Systems
We are Driving Innovation to Power a Cleaner Tomorrow. And We Are Doing It Today.
Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG")(1) or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.
Westport Fuel Systems believes it is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission ("GHG") and air pollutant reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, our development of new technologies provides us a leadership position in gaseous alternative fuel systems which is expected to drive future growth. Westport Fuel Systems has a decades long track record of innovation and specialized engineering capabilities. It has resulted in a strong and unique intellectual property position exemplified in its substantial patent portfolio, trade secrets and copyrights and other intellectual property rights.
Notes:
1.The terms RNG, biomethane, and renewable gas are used interchangeably. These terms refer to pipeline-quality gas derived from a variety of renewable feedstock sources that is fully blendable with conventional natural gas and can be delivered in the form of CNG or LNG. Therefore, our references to natural gas in this AIF include both geologic natural gas and renewable natural gas.
2021 Company Highlights

10 Brands	70 Countries	$312M + in Revenue	$13.7M + in Net Income	1,797 Global Workforce
2 | WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM

Market Overview | Market Dynamics
Market Overview
Alternative Fuels in Vehicles
The manufacturing sector for commercial and passenger vehicles faces an inflection point due to regulatory and societal pressures to decarbonize transportation in an effort to mitigate the impacts of climate change and pollution. Capital investment, energy costs, energy consumption, available infrastructure, sustainability goals, and a host of alternative fuels are key factors to consider in a global industry that faces a broad range of macroeconomic, political and sustainability trends.
Diesel has long been the standard fuel used by commercial vehicles but the global goal of reducing carbon emissions has led to increased interest in alternative powertrain solutions such as battery electric, fuel cell and alternative fuel internal combustion engines ("ICE"). Of these different approaches, alternative fuels (such as natural gas, hydrogen and biomethane) utilized in ICE have proven to deliver significant well to wheel and life cycle reductions of carbon emissions. Leveraging commercially available products today means customers can experience the expected and proven performance that is the hallmark of ICE while delivering carbon reduction today that, in most cases, are more economical than their conventionally fuelled competition and other fuel cell and battery electric alternatives.
Total Addressable Market (TAM) for Vehicle Segments
Trucks are largely classified by their weight and payload, and segmented into light, medium and heavy-duty market segments. The truck market is also divided by length of haul into short-haul, medium-haul and long-haul. Each category having their own unique set of requirements and needs that play a factor in the determination of what powertrain approaches are utilized.
The chart below describes the types of trucks by weight class in the United States:
Source: US Department of Energy

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Market Overview | Market Dynamics

The European Union has established regulations for the requirements of heavy-duty vehicles with respect to emissions. The following table outlines the European Union's heavy-duty vehicle classification for the purpose of CO2 emissions and fuel consumption certification:
Source: ICCT Policy Update: Certification of CO2 Emissions and Fuel Consumption of On-Road Heavy-Duty Vehicles in the European Union (February 2018)
Global Automotive Production Markets
Global automotive production is a complex, high-tech manufacturing industry. As a Tier 1 supplier of alternative fuel systems, components, and related services, Westport supplies its products and services in over 70 countries around the world through a network of distributors, service providers, and OEMs that build vehicles in the regions where those vehicles are primarily sold. China, United States, India, Brazil and Europe represent among the largest heavy-duty vehicle production markets globally.

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OTHERS 19,5%
WEICHAI 6,1%
SAIC 6,8%
JAC 6,8%
FAW 14,6%
DONGFENG 12,8%
CNHTC/Sinotruk 12,4%
CHANGAN 6,9%
BAIC 14,1%
OTHERS 17,6%
VOLVO 4,0%
RAM 4,3%
PETERBILT 8,4%
KENWORTH 8,4%
INTERNATIONAL 9,6%
FREIGHTLINER 27,0%
FORD 20,6%
OTHERS 9,0%
TATA 52,2%
EICHER MOTOR 16,4%
ASHOK LEYLAND 22,4%
OTHERS 5,6%
VOLVO 14,7%
VOLKSWAGEN 28,0%
SCANIA 10,5%
IVECO 7,1%
DAIMLER 30,4%
DAF 3,7%
OTHERS 16,8%
VOLVO 12,0%
SCANIA 11,2%
RENAULT 6,6%
MAN 13,6%
IVECO 9,6%
DAIMLER 18,3%
DAF 11,9%
CHINA
US
INDIA
BRAZIL
EU

4 | WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM

Market Overview | Market Dynamics
Heavy Duty Vehicle Manufacturer Breakdown of Main Global Markets in 2021
Source: IHS
In Europe, the market share of CNG or LNG powered trucks in the heavy-duty segment continues to grow. With progressive environmental regulations, Europe represents the most concrete prospect of a transition towards a more environmentally friendly use of ICEs.

CNG/LNG Heavy Duty market share in Europe
(Source: IHS)
4%
3%
2%
1%
0%
0,4%
0,4%
0,6%
1,0%
1,7%
2,5%
3,4%
2015
2016
2017
2018
2019
2020
2021

Market Dynamics
Automotive Industry Trends
The following is a brief description of several key automotive industry trends that are shaping our long-term strategy:

Continuing focus on reducing vehicle energy consumption and CO2 emissions	•Sustainability and regulatory considerations accelerating push for more efficient, cleaner alternative fuel systems and components
Increase in R&D spending	•Significant development and engineering costs for OEMs may drive increased outsourcing to suppliers and collaboration
OEM cooperative alliances/consolidation	•Joint platform development and costs sharing/joint purchasing
Emergence of new “best-cost” automotive markets	•New “best-cost” automotive markets, which are close to larger established manufacturing markets
Source: Westport Fuel Systems Analysis
Near Term Industry Challenges
Russian-Ukraine Conflict:
We conduct a substantial portion of our light-duty OEM and Independent Aftermarket (“IAM”) businesses in Russia by selling our products to numerous OEMs and other IAM customers. This Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. Potential consequences of the sanctions that could impact our business in Russia include but are not limited to: (1) limiting and/or banning the use of the

WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM | 5

Market Overview | Market Dynamics

SWIFT financial and payment system by Russian entities to buy and pay for our products; (2) devaluation of the ruble and the related impact on applicable exchange rates to negatively impact the competitiveness of our products; (3) government-owned entities (or partially owned entities) being potentially limited by sanctions from purchasing our products; and (4) a general deterioration of the Russian economy which may limit the ability for end customers to purchase our products. Moreover, any perceived or actual interruptions in Russia's natural gas supply or pricing, as has been the case since this conflict began, is having a significant impact on global natural gas prices, especially in Europe which may impact the sales of our products globally. The full impact of the commercial and economic consequences of the conflict are uncertain at this time, and we cannot provide assurance that future developments in the Russian-Ukraine conflict would not have an adverse impact on the ongoing operations and financial condition of our business in Russia.
Global Supply Chain Challenges and Shortages of Semiconductors:
•Due to the impact of COVID-19, the global automotive industry is currently experiencing global supply chain challenges to source semiconductors and other production inputs due to supply shortages that are creating production delays
•Consequently, these supply chain challenges are creating price inflation in sourcing semiconductors, raw materials and other parts for OEM and IAM businesses
Fuel Prices:
•Significant increases and continued fluctuations in global fuel prices including oil, gas, LPG, LNG and CNG over the year continue to persist due to uncertainty in supply levels and geopolitical risk, including the Russian-Ukraine conflict
•Fuel price increases of gaseous fuels that negatively impact the price differential between alternative gaseous fuels versus diesel and gasoline, can impact customers' decision to adopt such gaseous fuels as a transportation energy solution in the short term
Industry Growth Drivers
Regulation, technology advancements and improving total cost of ownership ("TCO") are three key growth drivers in the commercial vehicle market:
1.According to the ICCT, trucking is responsible for approximately 40% of the transportation industry’s GHG emissions. Many cities, countries and states have begun to take steps to limit carbon emissions from commercial vehicles through regulations and emission reduction targets. Environmental, social and governance ("ESG") policies at the corporate level are also driving changes. Commercial truck fleets, including UPS, DHL and Amazon for example, are making pledges to reduce their carbon emissions, further accelerating lower to zero emission powertrain adoptions.(1)
2.With such strong sentiment to reduce global GHG emissions from leading governments, OEMs will have to spend significant time and resources in research and development ("R&D") to meet regulatory demands. European Union regulations have set CO2 emissions targets for certain vehicles corresponding to rigid and tractor trucks with a 4x2 axle configuration and a gross vehicle weight above 16 tonnes and all 6x2 vehicles. These are common configurations of European heavy duty trucks. These targets amount to a 15% reduction in CO2 emissions by 2025 and a 30% reduction target by 2030, attaching a financial penalty for failure to achieve these targets. Conventional diesel technology will most likely not be able to meet these European targets.(2)
3.Clean energy technology advancements in the transportation sector are undergoing an unprecedented transformation. Improvements in fuel cells technology have rejuvenated interest in the potential of hydrogen as a source of clean energy. ICE fuelled by diesel power the majority of commercial vehicles globally through sustained technological and manufacturing improvements and breakthroughs. The medium and heavy-duty commercial transportation sectors have been typically dominated by the diesel engine due to its superior attributes in terms of torque, efficiency, reliability, and TCO. Due to the higher manufacturing costs and TCO of BEV and FCEV, many OEM's and Westport Fuel Systems have responded by developing ICE utilizing hydrogen fuel.(3)

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Market Overview | Market Dynamics
4.TCO is the total cost to purchase and operate a vehicle for its entire lifecycle. Fleet TCO, refers to the total cost of buying, running, and maintaining a fleet. There are many elements to consider when calculating TCO, including fuel, operating and maintenance. Improving economics of alternative transportation fuels versus traditional diesel, and their respective operating/maintenance costs plays a significant factor in the potential growth and adoption rate of alternative transportation fuel systems.
Sources:
1.Morgan Stanley Research (March 2021): Global Commercial Vehicles: Mapping Alternative Powertrain Adoption.
2.NGVA Europe (April 2021) "CO2 Emissions Abatement Costs of Gas Mobility and other Road Transport Options.
3.Mumford, Baker & Munshi (January 2022): High Performance Hydrogen Engine Applications Using Westport Fuel Systems’ Commercially Available HPDI.
Competitive Conditions
Tier 1 Automotive Supply Industry
Competition in the global Tier 1 automotive supply industry continues to intensify. This is happening despite high barriers to entry and the capital-intensive nature of the business. Competition comes primarily from automakers and other Tier 1 suppliers. To cut costs, automakers are building different vehicle models utilizing similar base platforms. This has allowed them to streamline the number of Tier 1 suppliers they partner with.
Automakers select their suppliers based on many factors, including price, proprietary technologies and innovation, testing ability to validate new technologies for application, scope of in-house engineering and tooling capabilities, quality, manufacturing footprint, timeliness of delivery, financial strength, carbon footprint and alignment with sustainability goals/targets. As a Tier 1 supplier, Westport Fuel Systems must distinguish itself on such bases against its competition.
Specifically, Westport’s products and related technologies compete with:
Manufacturers of on-engine and off-engine components and systems for alternative fuels
•These companies produce sub-set components, or manufacture or assemble complete systems and may also manufacture or assemble conversion kits used to convert vehicles fueled by diesel or gasoline to an alternative fuel
•The Company works with certain OEMs as customers, but also competes with other OEMs that develop fuel systems in-house and may also compete with traditional automotive component suppliers in the future
Conversion specialists
•Companies that convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles or by installing aftermarket components and conversion kits that were originally fueled by diesel or gasoline
Conventional spark-ignited or direct injection combustion technology and related systems
•These incumbent technologies such as engines powered by diesel or gasoline produced by global manufacturers, hold a very large market share in our target applications. Although we compete with these systems, our business is based on the conversion of these platforms to enable them to utilize alternative fuels
Alternative-fuel engines and related technologies using broadly the same technical approaches as used by Westport Fuel Systems
•Early and late cycle direct injection fuel system technology, spark-ignited natural gas and dual-fuel engines, LNG tanks, and new and aftermarket fuel system components.
Battery electric vehicles (BEVs) & hydrogen fuel cell electric vehicles (FCEV)

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Business Overview | Competitive Conditions

•BEVs and FCEVs are emerging in some markets and applications, primarily in the passenger car, transit bus and urban delivery vehicle segments.
•BEVs and FCEVs currently represent a small share of global vehicle sales to date. Stricter emissions regulations, battery advancements, increasing viability of hydrogen technology in a FCEV and capital being deployed, has fuelled debate around the timeline and adoption rates of these products
•While BEVs and FCEVs are being developed, many variables are still in play including battery cell availability, manufacturing capabilities, the build out of charging/refueling infrastructure, reliability, the durability of FCEVs in heavier duty vehicle applications, economic viability, and well to wheel and total lifecycle carbon emissions
Our Business and Strategy
Three Year History
2022
On February 7, 2022, the Company announced that Cummins Inc. ("Cummins") and Westport Fuel Systems Inc. agreed to a share purchase agreement for the sale of Westport's stake in the Cummins Westport Inc. ("CWI") joint venture for proceeds of approximately $22 million. Westport Fuel Systems also sold its interest in the intellectual property of CWI for proceeds of $20 million. Cummins and Westport also agreed to conduct an initial technical assessment of Westport's HPDI™ fuel system for potential use on Cummins' hydrogen applications, an application designed to directly inject a fuel into the combustion chamber of an ICE. Westport’s HPDI™ fuel system is designed to directly inject a fuel into the combustion chamber of an internal combustion engine.
On January 27, 2022, the Company announced that it joined the internationally-recognized Hydrogen Council (www.hydrogencouncil.com) as a supporting member. The Hydrogen Council is a global CEO-level advisory body providing a long-term vision for the important role of hydrogen technologies in an energy transition for cleaner transportation solutions.
On January 25, 2022, the Company announced the appointment of Philip B. Hodge to the Company’s Board of Directors (the "Board").
2021
On December 16, 2021, the Company announced that it had refinanced a US$20 million term loan from Export Development Canada ("EDC") providing for the extension of the maturity of the indebtedness to EDC and a reduction in interest rate.
On November 2, 2021, the Company announced the award of a tender issued by NAFTAL, a branch of SONATRACH, the national Algerian Oil & Gas company. Pursuant to the terms of the tender, Westport Fuel Systems will supply 60,000 liquefied petroleum gas systems over the next 18 months with related spare parts for a total value of approximately €9 million.
On September 20, 2021, the Company released its 2020 Environmental, Social and Governance Report (“ESG Report”) outlining the Company’s progress and sharing its forward plans to evolve and mature an embedded ESG strategy.
On July 7, 2021, the Company announced a joint collaboration with TUPY and AVL List GmbH ("AVL") to develop a highly efficient hydrogen ("H2") ICE for heavy goods transportation.
On June 8, 2021, the Company announced the closing of an underwritten marketed public offering of Common Shares ("Common Shares") in the United States and Canada for gross proceeds to the Company of US $115,115,000 (the "Offering"). The Company issued a total of 20,930,000 Common Shares, including 2,730,000 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price to the public of US $5.50 per share.

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Our Business and Strategy | Three Year History

On May 28th, 2021, the Company announced the acquisition of Stako sp. z o.o., the liquified petroleum gas fuel storage manufacturing subsidiary of Worthington Industries Inc. in a transaction valued at €5 Million.
On March 18, 2021, the Company announced a co-investment with its Tier 1 global injector manufacturing partner to expand their production facility in Yantai, China to supply jointly developed and proprietary fuel injectors to the growing global market for Westport's HPDI 2.0™ fuel system.
On March 17, 2021, the Company announced that its Weichai Westport Inc. joint venture ("WWI") agreed to modified terms for the supply of Westport's HPDI 2.0 fuel systems.
On March 15, 2021, the Company announced its inclusion in the S&P/TSX Composite Index.
On March 10, 2021, the Company announced successful startup and initial trials of a heavy-duty ICE running on hydrogen fuel, using its patented and proprietary Westport HPDI 2.0 fuel system.
On February 25, 2021, the Company announced a joint publication with AVL relating to their comprehensive analysis of the total cost of ownership for heavy duty hydrogen fueled powertrains, applying inputs from the Company’s hydrogen simulations and operating costs for Westport's HPDI 2.0 fuel system with AVL’s existing total cost of ownership models for diesel and fuel cell powertrains.
On January 21, 2021, the Company announced it had agreed to commence a research project with Scania AB ("Scania") to apply its Westport HPDI 2.0 fuel system with hydrogen to the latest Scania commercial vehicle engine.
On January 7, 2021, the Company announced the appointment of Anthony Guglielmin to the Company’s Board. Mr. Guglielmin was also appointed to the Audit Committee and the Nominating and Corporate Governance Committee.
2020
On November 19, 2020, the Company announced that its joint venture, CWI, announced changes to its Board of Directors and Management in accordance with the terms of the 50/50 Joint Venture Agreement between Cummins Inc. and Westport Fuel Systems Inc. ("CWI JVA") The changes took effect January 1, 2021.
On November 16, 2020, the Company announced a follow-on contract for new product development work with its current European-based OEM partner to apply the Westport HPDI 2.0 fuel system to an updated base engine platform. The program is intended to incorporate new features for the resulting HPDI 2.0 fuel system as well as certification to meet Euro VI Step E emission regulations that take effect in 2024.
On November 11, 2020, the Company announced it had established an at-the-market equity offering program (the "ATM Program") to allow the Company to issue up to $50 million (or the equivalent in Canadian dollars) of Common Shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements.
On September 18, 2020, the Company announced that its Weichai Westport Inc. joint venture received certification from the Ministry of Ecology and Environment of China for its 12-liter engine equipped with the HPDI 2.0 fuel system.
On September 15, 2020, the Company announced it signed definitive agreements with its joint venture partner in India, UNO MINDA Group (“UNO MINDA"), to sell the assets of its wholly owned subsidiary Rohan BRC Gas Equipment Pvt. Ltd. to Minda Emer Technologies Ltd., a 50/50 joint venture owned by Westport Fuel Systems and UNO MINDA.
On August 31, 2020, the Company announced it had been awarded a long-term agreement for the supply of electronic control units to a leading Tier 1 automotive supplier involving the manufacture and supply of electronic control units that will be integrated in the electric water pumps of two light-duty vehicle models of the counterparty automotive OEM in Europe. The electronic control units are to be supplied over a seven-year period with an estimated sales value of US $58 million.
On August 11, 2020, the Company released its inaugural ESG Report outlining the Company’s progress and focus on strengthening ESG performance and enhanced disclosures.

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Our Business and Strategy | Three Year History

On August 11, 2020, the Company announced that it had secured a €7 million loan from Deutsche Bank to improve liquidity during the COVID-19 pandemic and finance capital investments for long-term growth. The six-year €7 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, Emer S.p.A, ("Emer") under the Italian government’s Decreto Liquidità ("Liquidity Decree"), an enhanced framework of business support established to help manage the challenges associated with COVID-19.
On August 4, 2020, the Company announced a new contract between MTM (the fully owned Italian subsidiary of Westport Fuel Systems) and NAFTAL (Algerian State Owned Agency for Distribution and Sale of Oil and Gas) to supply 30,000 LPG systems into the growing Algerian market.
On July 24, 2020, the Company announced that it had secured a €15 million loan from UniCredit Italia (“UniCredit”) to improve liquidity during the COVID-19 pandemic. The six-year €15 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, MTM, under the Italian government’s Liquidity Decree. The loan provided MTM with improved liquidity for working capital, payroll, and capital investment.
On July 24, 2020, the Company announced that it had entered into an agreement for the refinancing of its convertible notes held by funds associated with Pangaea Two Management, LP and Cartesian Capital Group (“Cartesian”), a global private equity firm. Under the terms of the agreement, the Company agreed to pay down the principal amount of then outstanding existing convertible notes from $17.5 million to $10 million. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. Peter Yu, Managing Partner of Cartesian, resigned his seat on the Westport Fuel Systems Board.
On July 23, 2020, the Company announced that it had closed a $10 million non-revolving term credit facility from (“EDC”) to bolster liquidity during the COVID-19 pandemic. The Credit Facility enables the Company to make periodic requests for advances for a period of nine months from the date of the Amended and Restated Loan Agreement and has a final maturity date twelve months from the date of the agreement. The Credit Facility’s interest rate is US Prime + 3.00% per annum on drawn amounts and has no prepayment penalty or standby charge.
On May 28, 2020, the Company announced that it had secured a €5 million loan from UniCredit to bolster liquidity during the COVID-19 pandemic. The loan, guaranteed by the Central Guarantee Fund for 90% of its countervalue has a five-year term, in accordance with Article 13 of the Liquidity Decree.
On May 26, 2020, the Company announced it was awarded a competitive tender bid by the Egyptian International Gas Technology Company ("GASTEC") to supply 6,300 CNG sequential injection fuel systems into the growing Egyptian market in 2020.
On April 28th, 2020, the Company announced that production and manufacturing would fully resume at its facilities in Cherasco, Brescia, and Albinea, Italy on May 4, 2020 given the Italian Government’s decree of April 24, 2020 regarding the COVID-19 pandemic.
On March 25, 2020, the Company announced that it had amended the terms of its secured term loan with EDC to defer $6.0 million in principal payments in 2020 and to extend the term of the loan until September 30, 2022.
On March 23, 2020, the Company announced the temporary suspension of production in Cherasco and Albinea, Italy pursuant to the Italian Government’s decree issued on March 22, 2020 regarding COVID-19.
On March 16, 2020, The Company announced the temporary suspension of production in Brescia, Italy, in light of the COVID-19 pandemic.
On January 9, 2020, CWI announced that it had received certifications from both the U.S. Environmental Protection Agency (“EPA”) and Air Resources Board ("ARB") in California for its B6.7N natural gas engine, thereby meeting 2021 EPA GHG requirements.
10 | WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM

Our Business and Strategy | Three Year History

2019
On September 27, 2019, the Company announced it had reached a settlement with the U.S. Securities Exchange and Commission ("SEC"), resolving the SEC's investigation into the Company's compliance with the U.S Foreign Corrupt Practices Act ("FCPA"), initiated in June 2017.
On September 5, 2019, Natural Gas Innovation Fund announced an investment of $500,000 towards the development and testing of Westport Fuel Systems’ high performance CNG storage system. This is in partnership with the project co-funders and supporters including Natural Resources Canada, Ford Motor Company and Linamar Corporation.
On August 22, 2019, the Company announced the appointment of Richard Orazietti as Chief Financial Officer ("CFO") effective September 3, 2019.
On June 18, 2019, CWI announced that Gordon Exel of Westport Fuel Systems had been appointed as President of CWI effective July 8, 2019. Gordon previously held the position of President of CWI in 2014.
On March 4, 2019, the Company stated their support in the upcoming Plenary vote in the European Parliament to pass Europe’s first CO2 regulations which set CO2 emission reduction targets for heavy-duty vehicles.
On February 4, 2019, the Company announced the resignation of Michael J. Willis as CFO. Jim MacCallum, Vice-President, Finance and Corporate Controller, was named acting CFO.
On January 15, 2019, the Company announced the appointment of David M. Johnson as Chief Executive Officer ("CEO") and the retirement of Nancy S. Gougarty as Westport Fuel Systems' CEO and as a member of the Board of Westport Fuel Systems.
Significant Acquisitions
In May 2021, Westport Fuel Systems reached an agreement to acquire Stako sp. z.o.o., (“Stako”), the liquid petroleum gas fuel storage manufacturing subsidiary of Worthington Industries Inc. The acquisition of Stako represents a fundamental step towards the Company's ability to supply completely integrated fuel systems. This acquisition also brings extensive manufacturing and operational excellence that complements the Company's existing in-house manufacturing capability and capacity.
Based in Słupsk, Poland, Stako is a world leading manufacturer of LPG fuel storage, supplying the aftermarket and OEM market segments through a worldwide network of dealers. Stako’s current product range includes over 1,000 models of LPG storage tanks. Over the last 30 years, the company has supplied tanks to leading automobile manufacturers worldwide, including VW, Renault, Fiat, Hyundai, Opel, Ford, Maruti Suzuki and many others.
With almost 27 million vehicles powered by LPG globally, it is the most common alternative fuel used in the world today, due in large part because of the price advantage offered in many countries to operate an LPG vehicle versus higher operating costs for an equivalent model fueled by petrol or diesel. The company is one of the largest suppliers of LPG fuel storage tanks to the aftermarket segment, establishing valuable relationships with important OEMs over many years. It is a world leader in the production of LPG fuel storage for automotive applications.
Strategy
The market dynamics and global trends impacting the continued adoption of alternative fuel systems and components for transportation applications have shaped our corporate strategy to realize the opportunities ahead for Westport Fuel Systems. The foundation of our strategic pillars is based on the continued strengthening of our organizational capability and a focus on operational excellence. Our people are at the heart of what we do. We leverage technology to turn data into insights, driving smart decisions and accelerating sustainable, principled growth. We strive to deliver valuable, impactful products and services to customers around the world, enabling a collective contribution to a decarbonized transportation sector.

WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM | 11

Our Business and Strategy | Operating Business Segments

Our strategy to leverage innovation and technology to grow our business as the leading Tier 1 supplier towards sustainable profitability is based on the following pillars:
1. Principled Growth Realized through a Diverse Portfolio of Technology, Products, and Services
Our diverse portfolio of technology, products, and services are sold today under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets around the world.
•Responsibly achieve sustainable profitability in businesses focused on growth in key markets – Europe, India, North America and China – to satisfy demand for clean, low emissions transportation with our diverse portfolio of technology solutions for low carbon gaseous fuels
•Complement our growth and scale efficiencies through strategic merger and acquisition ("M&A") and corporate development activities
2. Quality and Reliability will drive our reputation as a Leading Tier I Supplier
We strive for operational excellence in our approach to manufacturing and supply chain management. The goal to achieve greater profitability is also predicated on our ability to enhance quality, production efficiency, and reliability that fosters strong long-term partnerships with OEMs, distributors, and customers. This is accomplished in line with our focus on our ESG goals.
•Aim to reduce GHG emissions throughout the value chain while embedding these efforts in our day-to-day business
•Adherence to the WFS Quality Management System across all global operations, validated by requisite ISO certifications
•Improving our business processes and interactions within our ESG framework to guide our actions and improvements
3. Deliver clean, affordable transportation solutions through our innovation & technology that power a cleaner future
Investing in innovation and delivering new technology to the market is a critical aspect to our future growth and building opportunities in our business that address global trends impacting the evolution and diversification of sustainable transportation fuel alternatives. This includes, but is not limited to, advancing our HPDI fuel system, including Westport's HPDI 3.0™ fuel system and hydrogen fuelled H2 HPDI™ fuel system and advancements in our direct injection aftermarket technologies.
•Provide customers the ability to preserve investments in capital and manufacturing infrastructure while achieving the goal of reducing their carbon footprint with Westport's H2 HPDI fuel system, and seamlessly integrated engineering services
•Strengthen our product portfolio by identifying and addressing strategic opportunities for growth that complements our business and our technology
Description of the Business
Westport Fuel Systems is a leading global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. The Company believes that gaseous fuels such as LPG, natural gas, biomethane, and hydrogen provide the best alternative to common liquid fossil fuels like gasoline and diesel fuels in many applications, offering compelling environmental, economic, and energy security benefits.
Our Portfolio
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Our Business and Strategy | Description of the Business
Our Products: Fuel System Components and Systems
Westport Fuel Systems designs, manufactures, develops, validates, certifies, and sells alternative fuel (LPG, CNG, LNG, RNG, and hydrogen) components and systems for passenger car and light-, medium- and heavy-duty commercial vehicles, and material handling applications.
Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and natural gas conversion kits and high-pressure hydrogen components. Our product portfolio also includes Westport’s HPDI 2.0, a complete fully-OEM-integrated LNG system that enables heavy-duty trucks to operate on natural gas and biomethane.
HPDI 2.0™ Fuel System
The heavy-duty commercial vehicle sector has historically been difficult to decarbonize given the challenge of replacing diesel without compromising on vehicle performance and economics. Westport’s HPDI 2.0 fuel system is a fully OEM integrated system that enables heavy-duty trucks to operate on natural gas or biomethane with, in most cases, reduced fuel costs, reduced CO2 emissions, and diesel-like performance and efficiency. Westport's HPDI 2.0 fuel system consists of a fully integrated “tank to tip” solution, with a cryogenic tank and integral high pressure LNG pump mounted on the chassis of the truck and plumbed to the engine where fuel pressure is regulated before being supplied to the injectors via high pressure fuel rails. At the heart of the engine is the unique patented injector.
Our HPDI fuel system business is in the early stages of commercialization after launching the product with our initial European OEM launch partner in 2018. Meaningful increases in sales volumes are required for the HPDI fuel system business to benefit from economies of scale. Sales volumes with our initial European launch partner have grown despite the economic impact of COVID-19 and related supply chain challenges. We are poised to supply HPDI systems to the Chinese market, the largest market in the world for commercial vehicles and for natural gas fueled commercial vehicles. We anticipate growth from our supply arrangement with WWI, our joint venture in China with Weichai Holdings Group Co., Ltd. and two other minority shareholders.
Production capacity of the LNG tank assembly for HPDI fuel system applications doubled in 2020 to accommodate the expected ramp-up in sales volumes. In March 2021, we entered into an investment agreement with our Tier 1 global injector manufacturing partner, to expand production at their facility in Yantai, China in anticipation of increased demand for fuel injectors to the growing global market for Westport's HPDI 2.0 fuel system. In the third quarter of 2020, WWI's HPDI fuel system engine was certified to meet China VI emissions, which is an important step in the commercialization in the Chinese market.
Operating Business Segments
We manage and report the results of our business through three segments: OEM, IAM, and Corporate. As noted above, the CWI joint venture ended as at December 31, 2021 and our 50% share in the joint venture was sold to Cummins on February 7, 2022. We recorded the investment as asset held for sale as at December 31, 2021 and no longer considered it as an operating segment, however the income from the investment in the CWI joint venture remained as the Corporate equity income in 2021. Financial information related to each operating segment is provided in the Company’s financial statements for the year ended December 31, 2021 and in our 2021 Management's Discussion & Analysis ("MD&A").

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Business Overview | Operating Business Segments

CHANNELS TO MARKET
	Original Equipment Manufacturers		Independent Aftermarket
Market Segments	Light- and Medium-Duty OEMs	Heavy-Duty OEMs	Light- and Medium-Duty
Westport Products	Components	HPDI 2.0 Systems	Conversion Kit Components
Fuels	LPG, CNG, LNG, RNG, and Hydrogen		CNG and LPG
Current Geographic Focus	Europe, China, India		Italy, Russia, Turkey, Poland, Algeria, Argentina
OEM
Westport Fuel Systems designs, manufactures, and sells alternative fuel systems, components and electronics, and related engineering services, to OEMs that serve the light-duty, medium-duty and heavy-duty customers. In the medium-duty segment, the Company serves clients such as YaMZ, Tata Motors and Mahindra. YaMZ is the powertrain division of GAZ in Russia and is a leading manufacturer of diesel and CNG engines, powering Liaz, Paz, Ural and GAZ vehicles. The YaMZ CNG 530 engine family includes engines equipped with Westport's engine management system, complete fuel systems and off engine high pressure components.
The Company's product portfolio also includes the supply of hydrogen fuel system components for light-, medium- and heavy-duty applications, supporting the growing interest for fuel-cell powered vehicles. Our customers include leading OEMs in this space like Plug Power and Ballard Power Systems. Today, our portfolio includes 350 bar hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems, with 700 bar options under development.
In the heavy-duty segment, Westport's HPDI 2.0 fuel system is a complete fully-OEM-integrated system that enables heavy-duty trucks to operate primarily on natural gas. The Westport HPDI 2.0 fuel system provides global OEMs an integrated solution with attractive price, performance, and fuel economy and can be integrated into diesel engines of approximately 10 litres or higher displacement with minimal mechanical change.
Delayed OEM Vehicle Solutions
Westport Fuel Systems provides Delayed OEM ("DOEM") solutions to address local market needs where an OEM alternative fuel vehicle platform is not available. The DOEM model is an opportunity for OEMs and their channels to increase local market share in countries with relevant alternative fuel presence with a shorter time to market, higher flexibility in tracking market demand and the ability to offer an extension of an LPG/CNG model range without requiring typical OEM investments.
The Company offers turnkey solutions covering all process phases including prototyping, development, calibration, validation, homologation, vehicle conversion and logistic services. Vehicle conversions are performed inside DOEM conversion centers (at 0km) either directly operated by Westport Fuel Systems or in cooperation with local distributors or dealers.

•The Company's main DOEM clients are Kia, Hyundai, Nissan, Mitsubishi, Suzuki, Piaggio, and Ssangyong. In relation to the Italian market, the conversion of the cars is completed at the Cherasco facility. Westport Fuel Systems also provides DOEM solutions in other geographic areas through local conversion centers such as for Honda Turkey, Ford Turkey and Tofas
•Westport Fuel Systems designs, develops, certifies, integrates, sells and supports best-in-class bi-fuel systems to enable petrol vehicles to operate with LPG or CNG. The Company offers a range of bi-fuel products under various brand names, for the latest petrol direct injection (DI) engines as well as for port injection petrol engines. The Company’s bi-fuel systems are available for a range of market applications, including emissions-leading markets and developing markets, via the Company’s DOEM channels and via a network of distributors and importers, enabling end users to achieve emissions benefits and operating cost savings by consuming clean and affordable gaseous fuels
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Business Overview | Operating Business Segments
•Westport Fuel Systems also offers systems for diesel-powered vehicles in developing markets, enabling operation with clean and affordable gaseous fuels. The Company’s dual fuel conversion systems are tailored for medium to large-sized fleet, ensuring a high level of system integration and optimal fuel utilization
Independent Aftermarket
The world market of LPG/CNG conversion kits is estimated to be in the range of 1 to 1.3 million units per year and Westport is recognized as a leader, with roughly 25% market share globally. Our rich portfolio of IAM products, conversion kits and components allow for the conversion of vehicles after being sold to the end-user through an extensive network of dealers and installers.
Our diverse and complete product offerings sold under various recognized brands including BRC, Prins, Zavoli, OMVL, TA Gas Technology and Valtek and range from premium to value solutions, allowing us to support a broad spectrum of IAM business. Our primary markets include Italy, Russia, Turkey, Poland, Algeria, and Argentina.
CWI Joint Venture
Through the Company's 50:50 joint venture with Cummins, CWI sold spark-ignited natural gas engines in North America. The joint venture term ended on December 31, 2021 as per the terms of the JVA. On February 7, 2022, Westport Fuel Systems and Cummins agreed to a share purchase agreement for the sale of the Company's stake in CWI with Cummins continuing to operate the business as the sole owner. Cummins also agreed to buy Westport Fuel Systems' interest in CWI's intellectual property as provided for in the JVA.
Cummins has also agreed to conduct an initial technical assessment of our hydrogen high pressure direct injection system for potential use on Cummins' hydrogen applications. We continue to believe an integrated solution for natural gas and/or hydrogen using HPDI 2.0 fuel system has an important role to play in markets around the world, including North America, as part of ongoing efforts to reduce GHG emissions in heady-duty transportation applications.
Weichai Westport Inc.
WWI is the Company's joint venture in China with Weichai Holdings Group Co., Ltd., China's largest manufacturer of heavy-duty truck engines. Weichai Holdings Group Co., Ltd., specializes in the research and development, R&D manufacturing and sale of diesel engines for varying transportation sectors including, trucks, buses and construction machinery.
The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”),is the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold a derivative economic interest to Cartesian granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to 4.55%.
Minda Westport Technologies
India is one of the largest and fastest growing markets for CNG and LPG vehicles given its commitment to sustainable and cost-competitive transportation. In September 2020, the Company signed definitive agreements with its joint venture partner in India, UNO MINDA Group (“UNO MINDA”), to sell the assets of its wholly owned subsidiary Rohan BRC Gas Equipment Pvt. Ltd. to Minda Emer Technologies Ltd., a 50/50 joint venture owned by Westport Fuel Systems and UNO MINDA. In March 2021, Minda Emer Technologies Limited changed its name to Minda Westport Technologies. UNO MINDA, a technology leader in the auto components industry, is a leading Tier-1 supplier of proprietary automotive solutions to OEMs. It manufactures automobile components for OEMs.

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Business Overview | Operating Business Segments
Rohan BRC Gas Equipment primarily manufactures and sells CNG pressure reducers to automotive OEMs and sells CNG conversion kits to the aftermarket under the “Rohan BRC” brand in India. Minda Westport Technologies primarily manufactures and sells CNG valves to automotive OEMs in India. Minda Westport Technologies purchased the assets of Rohan BRC Gas Equipment to combine the product lines, provide a single point of contact and offer a better selection for automotive customers in India.
The manufacturing facility of Rohan BRC Gas Equipment is currently located in Ahmedabad, Gujarat, and this manufacturing capability was consolidated into Minda Westport Technologies manufacturing location in Manesar, Haryana, providing cost efficiencies and furthering the partnership. Additional Westport Fuel Systems products were consolidated into Minda Westport Technologies and, where possible, manufacturing for the India market will be localized in the joint venture. The joint venture is Westport Fuel Systems’ operational hub to serve the Indian market for passenger cars, commercial vehicles and the large three-wheel vehicle segment.
Innovation, Research and Development
Intellectual Property
The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans to best enable the successful commercialization of our proprietary products. The Company's intellectual property strategy is designed to be adaptive to our target markets to support the commercial launch of new products, and to sustain Westport’s long-term competitive advantage. As a result, we rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We use patents as the primary means of protecting our technological advances and innovations. They include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions to protect through the timely filing and prosecution of patent applications. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights, and to strategically protect anticipated major commercial markets.
Research and Development
HPDI 3.0™ Fuel System
Westport Fuel Systems continues to develop the Westport HPDI fuel system and components to simplify the system architecture, improve engine performance and thermal efficiency, further reduce GHG emissions, and extend the durability of certain key components. These R&D activities are intended to position the market-leading Westport HPDI fuel system for long-term compatibility with anticipated advancements in diesel base engine platforms, including higher peak cylinder pressure, that are expected to be introduced in the next generations of diesel engine platforms.
H2 HPDI™ Fuel System
The Company is adapting the Westport HPDI fuel system to operate with high pressure hydrogen, which is expected to enable zero or near-zero CO2 emissions and yield significant benefits in TCO compared to other low emission transportation solutions such as fuel cell electric vehicles and battery electric vehicles. Adapting the Westport HPDI fuel system for operation with hydrogen is expected to require only modest development of the existing on-engine HPDI fuel system components, and to leverage existing, commercially-available high-pressure hydrogen storage and fuel delivery equipment (complemented by our own GFI branded line of high pressure components). The majority of the development work necessary to adapt the Westport HPDI fuel system to operate with hydrogen is expected to be technology development and subsequent product development for onboard hydrogen compression, and overall system integration and injection calibration development to optimize the combustion, performance and emissions of the resulting H2 HPDI fuel system.
In 2021, the Company:
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Business Overview | Innovation, Research and Development
•in conjunction with TUPY, a world-leading specialist of casting and machining of highly engineered structural components, and AVL, the world’s largest independent company for development, simulation and testing in the automotive industry, announced a collaboration to develop a highly efficient hydrogen ICE for heavy goods transportation
•commenced a research project with Scania to apply Westport’s HPDI 2.0 fuel system with hydrogen to the latest Scania commercial vehicle engine. Scania is a world-leading provider of transport solutions, including trucks and buses for heavy transport applications
•released a joint publication with AVL, the world's largest independent company for the development, simulation and testing of powertrain systems, entitled “Total Cost of Ownership (TCO) Analysis for Heavy Duty Hydrogen Fueled Powertrains.” The analysis presented the case for hydrogen use in an ICE with Westport Fuel Systems’ patented HPDI 2.0 fuel system, as the most cost-competitive near-term pathway to reduce CO2 emissions to near-zero from on-road long-haul transportation
Hydrogen Components
Westport Fuel Systems, via our GFI brand, is a leader in the development and supply of fuel containment and fuel pressure management components for hydrogen fuel storage and fuel delivery systems. With 700 bar hydrogen fuel storage and fuel delivery systems improving the fuel storage density versus existing 350 bar hydrogen systems, the Company is investing in the development and commercial launch of a comprehensive range of 700 bar hydrogen components, including automated shutoff valves for hydrogen storage cylinders, fuel pressure regulators, and pressure relief devices, to complement its existing, extensive product line of 350 bar components.
Production and Operations
Most of the Company's production is localized to respond quickly and efficiently to customer and market demands and to assure a high level of service and support.
Europe
Production activities are carried out in several plants located in Italy and the Netherlands which have automated assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining and assembly of critical electronic components, and automated testing capabilities. All Italian facilities are certified to ISO 9001, IATF 16949 and ISO 14001 standards. In the Netherlands, products are assembled and packaged in facilities which are NEN-EN-ISO-9001:2015 certified.
All manufacturing planning activities and current customer management for Westport's HPDI 2.0 fuel system are coordinated from Sweden, allowing rapid response to customer demand. Our Brescia, Italy facility, which supports numerous light- and medium-duty OEM customers, also assembles LNG tanks on a build-to-order system to serve Westport HPDI 2.0 fuel system customer requirements, as well as future needs for tanks and cryogenic systems.
In May 2021, Westport acquired Stako, a manufacturer of LPG fuel storage tanks based in Słupsk, Poland. It supplies the aftermarket and OEM market segments through a worldwide network of dealers. The Company believes that the acquisition will help develop its ability to supply completely integrated fuel systems.
Asia
Minda Westport Technologies Limited is a joint venture between Minda Group and Emer S.p.A. that produces and markets LPG and CNG alternative fuel systems and products in India, Bhutan, Sri Lanka and Nepal. This includes forging, machining and assembly of valves.
In September 2020, Minda Westport Technologies purchased the assets of Rohan BRC Gas Equipment, which manufactures and supplies CNG and LPG components for OEM and aftermarket customers in India.

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Business Overview | Production and Operations
South America
In Buenos Aires, CNG reducers, valves and injectors are manufactured by TA Gas Technology and distributed in Argentina, Brazil, Perú, Colombia, Bolivia and Mexico. This facility is certified to ISO 9001: 2015 standards.
Operational Procurement
Westport Fuel Systems organizes operational planning into different models to adapt to our diverse customer base and expectations. We operate to optimize our inventories based on customer deliveries, or in a traditional manufacturing planning technique that directly undertakes operational procurement activities. Our procurement is divided into three general categories depending on the type of goods: raw materials, commercial off-the-shelf parts, and custom made-to-order parts. Raw materials are typically sourced from large-scale trading partners and are purchased at the fair market value when benefit can be gained. When practical, the Company will sign long-term agreements on commodity pricing to access lower market prices. Commercial off-the-shelf parts are typically sourced in local regions and can be shared across the organization to ensure a consistent supply where it is needed and to leverage our purchasing power. Custom made-to-order parts are sourced from strategic suppliers, or jointly developed with partners, to ensure the best combination of price, quality and delivery. Our supply base is subject to our general terms and conditions or unique long term supply agreements and is subject to review against key performance indicators to ensure we are getting optimal performance and value.
Environmental and Social Policies
Westport Fuel Systems strives to create leading edge technologies that meet or exceed the requirements of regulation, industry codes and standards to shift the transportation sector to alternative fuels. Working in conjunction with our partners, we are committed to delivering low-emission fuel solutions that will meet the demand for high-efficiency, high-performance, and low-carbon transportation. Risks to our business which are a result of environmental legislation are described in the section "Risk Factors: Risks Related to our Business and the Automotive Industry."
As we grow, we are strengthening our governance practices and management processes, advancing our stakeholder engagement practices, and taking steps to amplify our impact on our customers, supply chain and the wider world. In early 2021 we launched a management ESG Steering Committee, which is led by our CEO and includes our CFO, executive vice-presidents and vice-presidents from across our businesses, regions and functions. The 10-member committee oversees ESG management, approves core programs and targets, and works to integrate ESG into the company’s goals and processes. Through this steering committee we released the company's first stakeholder informed ESG Strategy (the "ESG Strategy"). Approved by the Board in early 2021, the ESG Strategy is aligned with our business strategy and informed by external research, recent materiality assessment outcomes, and ongoing internal and external stakeholder engagement. It focuses our efforts on four key areas across our value chain of climate action, safe, diverse and inclusive culture, responsible sourcing and our continued commitment to integrity.
Westport Fuel Systems is committed to an operating philosophy based on fairness and concern for employees, customers, the public, protection of the work environment and the safe design and operation of our products, facilities and equipment, and the communities in which it operates. The health and safety of employees and their active participation in ensuring a safe and healthy workplace is an integral part of our operations. Our Joint Health and Safety Committee members are champions for workplace safety and help to monitor, collect feedback and advise on programs and initiatives. More than 96% of employees work in facilities with a formal joint management-employee health and safety committee. Our committees are made up of cross-functional management and employee representatives who advise and recommend action on any workplace health and safety issues brought to them. We continually seek improvements to our work practices to ensure that they are the most efficient, effective and environmentally prudent in the long run while, at the same time, satisfying or exceeding all applicable government laws and regulations in the various jurisdictions in which we operate.
We are also committed to the protection of the environment and the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. The Company has established an environmental policy (the "Environmental Policy") which guides how our operating sites support this
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Business Overview | Environmental and Social Policies
commitment and assess our environmental performance, compliance with applicable environmental legislation and adherence to our Environmental Policy. Certain production facilities have implemented Environmental Management Systems ("EMS") certified to ISO 14001 standards. A copy of the Environmental Policy can be found on the Company website at wfsinc.com/about/environmental-policy/.
ESG Report Highlights
We published our most recent ESG Report in September 2021. This report provides an overview of our progress and shares our forward plans to evolve and mature a corporate wide embedded ESG strategy. The ESG Report provides three years of environmental and social performance data across our global operations providing a valuable tool for investors and stakeholders to review specific material ESG topics, opportunities and performance.

ESG Report Highlights (% comparison of 2020 vs 2019)
Carbon Footprint	Energy Consumption:	74,405 GJ (↓ 30.97%)	GHG Emissions(1):	2,933 tonnes CO2 (↓ 34.41%)
Health and Safety	Recordable Injury Rate:	0.93 (↓ 20.5%)	Lost-Time Injury Rate:	0.77 (↓ 10.4%)
Gender Diversity	Total Workforce:	36% women (↑ 1% )	Total Management:	18% women (↑ 1%)
Business Ethics Training	Anti-Bribery Training:	90% targeted employees trained	Cybersecurity Training:	98% targeted employees trained
1.Calculated greenhouse gas emissions (GHG) are inclusive of direct (scope 1) and indirect (scope 2) emissions only.
Our most recent ESG Report can be found on our website at wfsinc.com/sustainability/ which provides a full review of Westport Fuel System’s social and environmental performance including additional policies, procedures, and disclosures.
Human Resources and Related Policies
Westport Fuel Systems employs a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. The Company actively recruits skilled individuals with diverse backgrounds from around the world and provides them with specific training relating to our product and technology portfolios and retains consultants and contract workers with specific expertise when appropriate. Each employee is required to execute confidentiality and proprietary rights agreements and must certify to having read, understood, and agrees to abide by the Company's Code of Conduct (the "Code of Conduct"). Online training is also available to ensure our global and diverse workforce is empowered to do the right thing, for the right reason, and in the right way.
As at December 31, 2021 our global workforce was 1,797 individuals, which includes direct employees, individuals contracted directly for twelve months or longer and temporary or seasonal workers. Our workforce includes, but is not limited to, of a mix of engineers, manufacturing technicians, and commercial professionals that have experience with alternative fuel systems, combustion technologies, controls and engine management, and fuel storage and delivery systems, including cryogenics and high-pressure storage and delivery systems. Our direct employees are represented by labor unions in Italy and Argentina.
We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in the Code of Conduct which applies to everyone in Westport Fuel Systems, including directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport Fuel Systems in any business dealings. An anonymous ethics hotline is made available as an avenue for employees to raise concerns about corporate conduct. The Company's whistleblower policy (the "Whistleblower Policy") includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.

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Risk Factors | 2021
Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.
Risks Related to our Business and the Automotive Industry
We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition from competing alternative powertrain technologies, including from incumbent technologies, and in particular increased market competition with respect to aftermarket kit providers. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products noncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies (such as fuel cell and battery electric technologies), including other fuel systems and in particular increased competition with respect to natural gas tanks and aftermarket kit providers. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or unregulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.
Engines with alternative fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; changes to regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product. If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the investments we will have made in the development of our products and may never achieve profitability.
Our technologies have been commercialized in heavy-duty trucks, medium-duty, light-duty vehicles, and they have demonstrated in high horsepower applications. However, we do not know whether we will successfully grow all of these market offerings as
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Risk Factors | Risks Related to Our Business
required to realize a long-term sustainable business where higher volumes are important drivers to bring costs in line with customer expectations.
Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.
Natural gas must be carried on board in liquefied or compressed form and refuelling infrastructure is not as well developed as gasoline and diesel fuel infrastructure in many jurisdictions, including for example, Canada and the U.S. Although gaseous refueling infrastructure is expanding rapidly, there can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles with our technology is unlikely to develop.
The acceptance of natural gas-fuelled engines by customers may depend in large part on the price differential between natural gas, diesel and gasoline. Current oil price volatility and natural gas price volatility may change what has historically been a price advantage for natural gas, including RNG and LPG. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies and geopolitical pressures such as those arising from the conflict between Russia and the Ukraine. There can be no assurance that natural gas or LPG will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt gaseous fuels as a transportation energy solution in the short term.
While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there are indications this may change in regard to fossil natural gas in particular, where some jurisdictions are keen to move to incentive for only carbon neutral or carbon free fuels. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulfur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued, if current requirements are relaxed, or if other regulations (for example those related to zero carbon) are implemented that may impact our business, we may experience a material impact on our competitive position.
Failure of our products to perform as expected could negatively impact our ability to develop, market and sell our products.
If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products could be impaired. While we attempt to address any identified product issues as effectively and rapidly as possible, any lack of timeliness may impede production or not satisfy our customers. While we have performed extensive quality control on our products, we cannot provide assurance that we will be able to detect and fix all defects in our products prior to their sale to or installation for customers.
Any product defects, delays or legal restrictions on product features, or other failure of our products to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

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Risk Factors | Risks Related to Our Business
The design and manufacture of gaseous fuel systems is a capital intensive business, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We have made significant strides in improving the profitability our businesses especially with the rapid growth of Heavy Duty OEM business using Westport's HPDI fuel system technology, but until we are consistently generating positive free cash flows, we may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our organic cash flows from operations, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our indebtedness, even if not required contractually. We need sufficient capital to fund our ongoing operations, ramp up our production of HPDI, and continue R&D projects for future generations of our products and/or technologies. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.
Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements for fiscal year 2021 were issued. The 2021 consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern. See Consolidated Financial Statements for additional details on the Company’s discussion on going concern.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner on terms acceptable to us or at all, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that are in global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We conduct business in foreign markets that carry risk
We conduct a substantial portion of our business in numerous foreign markets around the world that carry risks relating to: political and economic uncertainty, including those related to nationalization, war, civil unrest, insurrection, acts of terrorism, and other political risk; corruption risks; high inflation; trade, customs and tax risks; currency exchange rates; limitations on the repatriation of funds; competition to attract and retain qualified employees; risks of pandemics or other outbreaks of illness, disease or virus, such as the strain of coronavirus known as COVID-19; expropriation of property and equipment; and other risks associated with conducting business internationally, including other actions by governments that may adversely affect our operations. Expansion of our business internationally to where gaseous fuel systems are opening up due to favourable climate change-related regulation is an important element of our long-term strategy. Consequently, our exposure to the risks described above may be greater in the future and the potential risks to us will vary from country to country and are unpredictable. The occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.
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Risk Factors | Risks Related to Our Business
We derive a substantial portion of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, we cannot provide assurance that future developments, including changes in government, civil unrest, changes in laws or other disturbances, would not have an adverse impact on our ongoing operations, and thus not have an adverse impact on our operational and financial results.
Sustained negative economic factors and COVID-19 could negatively impact our business.
Global economic factors beyond our control may negatively affect the capital markets or market for our products and reduce demand for our products as partners and potential customers defer replacing or expanding their fleets. Examples of such factors include, but are not limited to: (i) sustained and far reaching negative economic factors, (ii) war, (iii) more restrictive access to credit markets, (iv) current state of the energy markets and low fuel price differential, (v) fuel price movements, and (vi) pandemics or other outbreaks of illness, disease or virus, such as the strain of coronavirus known as COVID-19, or other broad economic issues. Natural gas and oil prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of this commodity due to the current state of the world economies, energy infrastructure and other factors, including the effects of COVID-19. Fuel price increases of gaseous fuels that negatively impact the price differential between gaseous fuels versus diesel and gasoline, may impact upon our potential customers' decision to adopt such gaseous fuels as a transportation energy solution in the short term.
The continued spread of COVID-19 and any variants of the virus around the globe and the responses of governmental authorities and corporate entities, including through international, national and local border closings, travel restrictions, quarantines, mandated or voluntary shutdowns and service cancellations, may negatively impact the economy and disrupt our work force and facilities, our customers, our sales and operations and our supply chain. The impacts of the current COVID-19 pandemic may affect us in multiple ways, including: our bad debt expense may increase; further increased costs resulting from our efforts to mitigate the impact of COVID-19; our revenues and cash resources may be negatively affected, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products. As well, any required suspensions or any extended suspension of Westport Fuel Systems’ operations, or that of any of Westport Fuel Systems’ suppliers, partners or customers may have a material adverse effect on Westport Fuel Systems. The extent to which COVID-19 will impact our business and financial results will depend on future developments which are highly uncertain and cannot currently be predicted, including the severity and duration of the COVID-19 pandemic, the distribution and effectiveness of any vaccines, any subsequent outbreaks of the COVID-19 virus or its variants and directives of government and public health authorities. Even after the COVID-19 outbreak has subsided, we may continue to experience adverse impacts to our businesses as a result of its global economic impact, including any related recession that has occurred or may occur in the future, as well as lingering impacts on our supply chain, partners or customer demand. Depending on the duration and severity of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in our disclosure documents, as well as the risk factors described here.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
We conduct certain of our operations through joint ventures under contractual arrangements under which we share some or all management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: (1) failure of our joint venture partner(s) to satisfy contractual obligations; (2) strategic objectives of joint venture partner(s) that may differ from our own; (3) potential conflicts between us and our joint venture partner(s) that lead to delays in decision-making; and (4) additional complexity and limitations to implement some or all of our operational policies, Code of Conduct and controls, or control legal and regulatory compliance, within the joint venture(s). Employees or agents of our joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-

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Risk Factors | Risks Related to Our Business
bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially hazardous products. Our operations, including our R&D and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport Fuel Systems could incur significant costs that could have a material adverse effect upon its financial condition.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, our employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
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Risk Factors | Risks Related to Our Business
Warranty claims could be higher than forecasted.
There may be a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could have an adverse impact on our finances and on existing or future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to our first generation of Westport HPDI systems and Westport HPDI 2.0 from which to make our warranty accrual estimates.
We may have difficulty responding to significant demand growth for our products.
As products are launched, sales may be more than we expect. During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our current joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. We have historically and may, in the future, seek to expand our business through acquisitions, investments and/or joint ventures. Any such transactions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions, specifically, involve a number of risks including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.
We are at risk of cyber based attacks.

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Risk Factors | Risks Related to Our Business
Westport Fuel Systems' information technology systems serve an important role in the operation of its business. Westport Fuel Systems relies on various technologies to operate its production facilities, interact with customers, vendors and employees and to report on its business. Interruption, failure or unsuccessful implementation and integration of Westport Fuel Systems information technology systems could result in material and adverse impacts on the Company’s financial condition, operations, sales, and reputation and could also result in damage to Company operations. Westport Fuel Systems' information technology systems and networks could be interrupted or fail due to a variety of causes, such as natural disaster, fire, power outages, vandalism, or cyber-based attacks. Any such interruption or failure could result in operational disruptions or the misappropriation of sensitive or proprietary data that could subject Westport Fuel Systems to civil and criminal penalties, litigation or have a negative impact on the Company’s reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact the Company’s cash flows and have a material adverse effect on its business, operations, financial condition and operational results. Although to date Westport Fuel Systems has not experienced any material losses relating to cyber risks, there can be no assurance that Westport Fuel Systems will not incur such losses in the future. Given the increased use in remote access to the Company's information technology systems amid the COVID-19 pandemic, our exposure to any cyber risks may be increased. Westport Fuel Systems risk and exposure cannot be fully mitigated due to the nature of these threats. Westport Fuel Systems Information Technology leadership continues to develop and enhance internal controls, policies and procedures designed to protect systems, servers, computers, software, data and networks from attack, damage or unauthorized access. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Legal, Regulatory and Other Related Risks
Our failure to strictly comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations.
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act (the "CFPOA") and the U.S. FCPA, as well as similar laws in the countries in which we conduct business. In recent years, the U.S. Department of Justice and the SEC and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases for non-compliance, many resulting in very large fines, penalties and deferred criminal prosecutions. In 2019, Westport Fuel Systems reached a settlement with the SEC regarding an investigation by the SEC into the Company's compliance with FCPA. Under the terms of the settlement we agreed to pay to the SEC a total of $4 million and agreed to a two year period of self-reporting requirements regarding FCPA compliance activities. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our Code of Conduct, Anti-Bribery and Corruption policies and programs mandate compliance with anti-bribery and corruption laws. Notwithstanding these policies and programs, there can be no assurance that all employees and third-party intermediaries working on our behalf will comply with anti-bribery and corruption laws, which would result in significant penalties, fines and/or sanctions imposed on us, and/or have a material adverse effect on our operations.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our ability to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web
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Risk Factors | Legal, Regulatory and Other Related Risks
of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
Claims may be made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any claims, as our business grows, parties may attempt to take advantage of that growth and assert claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
We are currently engaged in material intellectual property litigation against others who we believe are infringing on our rights. In addition, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. Our involvement in intellectual property litigation or disputes, including in respect of, but not limited to, our HPDI fuel system technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
Economic sanctions may impact the business of certain of our foreign subsidiaries and joint ventures.
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries whose companies, governments, and people may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S., Canadian, and European Union governments. Although these sanctions and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S., Canadian, and European citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S., Canadian or European persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.

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Risk Factors | Legal, Regulatory and Other Related Risks
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property, including potentially for claims due to the release of methane and other GHG. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, including those related to climate change, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines, penalties, compliance orders, injunctions, civil liability, or criminal sanctions, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
Failure to comply with privacy laws to which we are subject could harm the Company.
Our privacy policy is posted on our website, and any failure by us to comply with it or with privacy, data protection or security laws or regulations to which we are subject, that relate to the collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application.
Additional or higher tariffs may impact the demand for our products.
Increases in trade conflicts and protectionism, as well as political developments, such as the United Kingdom's exit from the European Union, could result in additional or higher tariffs on our products and raw materials needed from our suppliers. These tariffs could cause demand for our products to drop and costs to increase, which could have an adverse effect on our business and profitability.
Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations; new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Therefore, you bear the market risk associated with fluctuations in the price of our Common Shares. Unstable market conditions could cause the trading price of our Common Shares to decline or fluctuate in a rapid or unpredictable manner and, in that case, investors could lose all or part of their investment in such securities. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "Market for Securities" for the 52-week trading price of our Common Shares.
There can be no assurance that the current trading price will be maintained, and it is possible that our Common Share price could drop significantly. In addition, future sales of substantial amounts of our Common Shares, or securities convertible into or exchangeable for shares of our Common Shares, into the public market, or the perception that those sales could occur, could negatively affect the market price of our Common Shares and our ability to raise capital in the future. An issuance of additional Common Shares could also dilute the percentage ownership interest and corresponding voting power of the existing
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holders of such securities. Holders of our Common Shares are not entitled to preemptive rights or other protections against dilution.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares and investigations or reviews by regulatory bodies. If we become involved in signification litigation, investigations or reviews by regulatory bodies or other proceedings in the future, it could result in substantial costs and diversion of management’s attention and resources and could adversely affect our financial condition, business and prospects. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently pay and do not anticipate paying any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our Board may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our

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Risk Factors | Risks Related to Common Shares
shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the Nasdaq Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.
Description of Capital Structure
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As at December 31, 2021, our issued share capital consisted of 170,799,325 Common Shares and no Preferred Shares. Our Board may at any time issue Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to each series of Preferred Shares.
As more fully described below under "Description of Common Shares", the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the Board shall have complete discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year
30 | WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM

Description of Capital Structure
to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up the Company's affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.
Description of Common Shares
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems remaining property and assets upon dissolution or winding-up. The Common Shares are not subject to any future call or assessment, and there are no exchange, preemptive, conversion, redemption or retraction rights attached to the Common Shares.
The following table provides additional information regarding the outstanding Common Shares as well as Westport Fuel Systems outstanding performance share units ("PSUs"), restricted share units ("RSUs"), and restricted phantom shares ("RPSs") as at December 31, 2021.

OUTSTANDING COMMON SHARES, PSUs, RSUs & RPSs
Share Units
Shares Outstanding	170,799,325
PSUs
Outstanding	919,150
Exercisable	—
RSUs
Outstanding	947,283
Exercisable	61,086
RPSs
Outstanding	131,552
Exercisable	—
For information on how PSUs, RSUs and RPSs are awarded under the Company's compensation program, please see the latest Company Management Information Circular dated March 14, 2022.
Market for Securities
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT". The following table sets forth the market price ranges (in Canadian dollars) and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

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Description of Capital Structure | Market for Securities

TSX (WPRT) in Canadian Dollars
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2021	$11.20	$6.14	$9.47	12,854,226
February 2021	$16.49	$9.14	$11.87	12,215,538
March 2021	$13.50	$8.09	$9.04	16,846,872
April 2021	$9.42	$7.28	$8.39	6,947,502
May 2021	$8.80	$5.69	$7.37	10,106,489
June 2021	$8.22	$6.23	$6.58	12,935,456
July 2021	$6.61	$4.77	$5.04	6,746,086
August 2021	$6.49	$4.65	$5.00	13,109,313
September 2021	$5.09	$4.05	$4.16	7,464,603
October 2021	$4.45	$3.84	$4.07	5,257,643
November 2021	$4.93	$2.93	$3.05	14,026,416
December 2021	$3.29	$2.63	$3.01	14,169,238
January 2022	$3.14	$2.11	$2.45	4,998,399
February 2022	$2.61	$1.75	$2.05	5,977,291
March 2022 (to March 10, 2022)	$3.14	$1.70	$1.97	5,019,967
The outstanding Common Shares are also listed and posted for trading on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol "WPRT". The following table sets forth the market price ranges (in US dollars) and the aggregate volume of trading of the Common Shares on the NASDAQ for the periods indicated:

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2021	$8.87	$4.80	$7.44	82,282,616
February 2021	$12.95	$7.12	$9.37	101,153,322
March 2021	$10.83	$6.40	$7.19	75,228,430
April 2021	$7.50	$5.77	$6.83	37,003,944
May 2021	$7.17	$4.65	$6.26	29,749,348
June 2021	$6.81	$5.03	$5.31	74,091,940
July 2021	$5.49	$3.73	$4.01	30,306,402
August 2021	$5.18	$3.71	$3.96	62,260,148
September 2021	$4.04	$3.16	$3.29	29,609,108
October 2021	$3.58	$3.04	$3.29	22,473,064
November 2021	$3.97	$2.28	$2.40	60,751,770
December 2021	$2.52	$2.03	$2.37	44,197,004
January 2022	$2.48	$1.66	$1.93	33,609,501
February 2022	$2.06	$1.36	$1.59	37,221,194
March 2022 (to March 10, 2022)	$2.73	$1.33	$1.55	46,745,989
In the twelve-month period ended December 31, 2021, Westport Fuel Systems granted the following RSUs, RPSs and PSUs pursuant to the Westport Fuel Systems Omnibus Plan. The following grants are in Canadian dollars.
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Description of Capital Structure | Market for Securities

WESTPORT FUEL SYSTEMS OMNIBUS PLAN GRANTS IN UNITS AND CANADIAN DOLLARS
Date	Number of Securities Granted (RSUs)	Number of Securities Granted (PSUs)	Number of Securities Granted (RPSs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($CDN)
May 18, 2021	20,768	—	—	$7.44
June 15, 2021	210,497	457,984	74,350	$6.50
June 16, 2021	23,397	—	—	$6.65
September 15, 2021	39,471	—	—	$4.32
December 15, 2021	61,086	—	—	$2.84
Prior Securities Issued
No securities of Westport Fuel Systems not listed or quoted on any exchange were issued during the year ended December 31, 2021, other than RSUs, RPSs, and PSUs. Additional information with respect to the issuance of securities under Westport Fuel Systems equity compensation plan during the most recently completed financial year will be outlined in the Company Management Information Circular in respect of its 2022 Annual General and Special Meeting of Shareholders to be held on May 5, 2022, which will be made available on SEDAR at www.sedar.com.
Dividend Policy
To date, we have not paid out any dividends on our Common Shares and any future dividends will be declared at the sole discretion of the Board. Future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under some of our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our lenders.
Directors and Executive Officers
Board of Directors
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced. The following tables set forth the names and municipalities of residence of all of the current members of our Board and named executive officers, as well as the positions and offices held by such persons in the last five years, their principal occupations and in case of the directors, the month and year in which they became directors.

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Directors and Executive Officers | 2021

NAME AND MUNICIPALITY OF RESIDENCE	OFFICE	PRINCIPAL OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS	DIRECTOR SINCE
BUCHIGNANI, MICHELE(1) Vancouver, BC Canada	Director	Corporate Director; CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLean Drive Holdings LP since 2012.	March 2018
EPRILE, BRENDA(2) Toronto, ON Canada	Director	Corporate Director	October 2013
FORST, RITA(3) Doersdorf, Germany	Director	Self-employed consultant since 2015, Corporate Director	April 2020
GUGLIELMIN, ANTHONY(4) Vancouver, BC Canada	Director	Corporate Director, SVP and Chief Financial Officer of Ballard Power Systems from 2010 to 2021.	January 2021
HANCOCK, DAN(5) Indianapolis, IN USA	Director and Chair of the Board	Corporate Director and President of DMH Strategic Consulting since 2011.	July 2017
HODGE, PHILIP(6) Calgary, AB Canada	Director	President, Chief Executive Officer and Director of Pine Cliff Energy. Director of the Explorers and Producers Association of Canada.	January 2022
JOHNSON, DAVID Scottsdale, AZ USA	Director and Chief Executive Officer	CEO of Westport Fuel Systems since January 2019, CEO Achates Power Inc. from 2008 to 2018.	January 2019
SCHALLER, KARL-VIKTOR(7) Munich, Germany	Director	Honorary Professor and Managing Director of kvs consulting, Executive Vice President Engineering at BMW AG from April 2014 to July 2019.	April 2020
WHEATMAN, EILEEN(8) Petaluma, CA USA	Director	President of Douglas Communications, CFO of Douglas Communications, Corporate Director	April 2020
NOTES:
1.Chair of the Nominating and Corporate Governance Committee, member of the Human Resources and Compensation Committee.
2.Chair of the Audit Committee, member of the Human Resources and Compensation Committee.
3.Member of the Audit Committee, the Human Resources and Compensation Committee and the Technology and Product Strategy Committee.
4.Member of the Audit Committee, the Nominating and Corporate Governance Committee and the Technology and Product Strategy Committee.
5.Chair of the Human Resources and Compensation Committee, member of the Nominating and Corporate Governance Committee and Technology and Product Strategy Committee.
6.Member of the Audit Committee effective March 11, 2022.
7.Chair of the Technology and Product Strategy Committee, member of the Audit Committee and Nominating and Corporate Governance Committee.
8.Member of the Human Resources and Compensation Committee.
Audit Committee Matters
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter. The latest version of our Audit Committee Charter, which was effective as at March 12, 2021 is attached as "Schedule B".
Composition
Each member of the Audit Committee is financially literate and has the ability to perform his or her responsibilities as a member on the Audit Committee based on his or her education and experience, as highlighted under the heading "Director Biographies". As of March 14, 2022 the following Directors serve as Audit Committee members.
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Directors and Executive Officers | Audit Committee Matters

Audit Committee Member	Independent
Brenda Eprile (chair)	Yes
Rita Forst	Yes
Anthony Guglielmin	Yes
Philip Hodge	Yes
Karl-Viktor Schaller	Yes
Reliance on Certain Exemptions
At no time since the commencement of Westport Fuel Systems most recently completed financial year has the Company relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of National Instrument 52-110 Audit Committees ("NI 52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since the commencement of Westport Fuel Systems' most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.
Non-Audit Services
The SEC rules on auditor independence (the "Rules") as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective a preapproval policy as part of the Audit Committee Charter. That policy requires that any proposed audit and permitted non-audit services to be provided by the external auditors to Westport Fuel Systems or its subsidiaries must receive prior approval from the Audit Committee. As a practical matter, the policy also contemplates that such proposals may be received and considered by the Audit Committee Chair (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services) for approval of the proposal on behalf of the Audit Committee, in which case the Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.
External Auditor Fees and Services
The following table shows the aggregate fees relating to the years ended December 31, 2021 and 2020 billed to the Company by the Company's independent registered public accounting firm or “external auditors”, KPMG LLP, and other members of its network globally. The following table is shown in Canadian dollars.

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Directors and Executive Officers | Named Executive Officers

EXTERNAL AUDITOR FEES & SERVICES IN CANADIAN DOLLARS
	12/31/2021	12/31/2020
Audit Fees	$2,123,077	$2,121,215
Audit-Related Fees	7,501	12,600
Tax fees	—	—
All Other Fees	—	—
Total(1)	$2,130,578	$2,133,815
NOTES:
1.Out-of-pocket costs incurred in connection with providing professional services, including reimbursed costs, technology, support and administration charges are included in the total.
Audit Fees
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors for the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related Fees
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors. Fees disclosed under this category are for assurance and related services of other entities or derivative projects and are not reported under the heading audit fees above.
Tax Fees
Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice and tax planning.
All Other Fees
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network, which are not related to one of the categories described above for which there were none. Fees to be disclosed under this category include all products and services other than those described under the headings audit fees, audit-related fees and tax fees above.
Named Executive Officers
The following table sets forth the names and location of residence of all current named executive officers as well as the positions and offices held by such persons in the last five years and their principal occupations. For David Johnson, see information contained under the heading "Board of Directors."
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Directors and Executive Officers | External Auditor Fees and Services

NAME AND MUNICIPALITY OF RESIDENCE	OFFICE	PRINCIPAL OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS
COSCIANI, NICOLA Brescia, Italy	Executive Vice President, Global Operations
EVP, and previously, Vice President Global Operations Westport Fuel Systems since 2020. Supply Chain Manager, Operation Manager and Business Unit Manager in multinational companies. CEO equivalent roles in infrastructure components and innovative markets.

FOLLETT, LANCE Surrey, BC Canada	Chief Legal Officer and Executive Vice President
Chief Legal Officer and Executive Vice President since 2020, Senior Vice President of Corporate Development and Intellectual Property from 2017 to 2020. Vice President of Corporate Development 2013 to 2017.

ORAZIETTI, RICHARD Burnaby, BC Canada	Chief Financial Officer	CFO since September 2019, previously Senior Vice President, Treasurer of Goldcorp Inc. and Senior Vice President, Controller of Goldcorp Inc.
VAN AERLE, BART Eindhoven, The Netherlands	Vice President Product and Business Strategy	Vice President Product and Business Strategy since 2020, Vice President Prins since December 2014, President Cummins Westport from January 2018 until June 2019.
Shareholdings of Directors and Executive Officers
As of March 11, 2022 our Board members and executive officers as a group beneficially owned, directly or indirectly 1,407,203 of our Common Shares, representing approximately 0.822% of the 171,180,056 Common Shares outstanding on such date.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as described below, none of the directors or executive officers is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, CEO or CFO of any company (including Westport Fuel Systems) that: (i) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation (each, an "Order") for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or (ii) was subject to such an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
Other than as described below, none of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director, executive officer or CFO of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission ("OSC") relating to its disclosure in 2015. Ms. Eprile formerly chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, the Company announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to a proposed class action involving Home Capital. The settlements were subject to the approval of the OSC and the court.

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Directors and Executive Officers | Cease Trade Orders, Bankruptcies, Penalties or Sanctions
On September 27, 2019 the Company announced that it had reached a settlement with the SEC resolving an investigation into the Company’s investment in WWI and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.
None of the directors or executive officers (in their personal capacity), or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflict of Interests
Certain directors and officers of Westport Fuel Systems may currently, or in the future, also serve as directors and/or officers of other entities that may be involved in the same industry as Westport Fuel Systems, or have competing interests, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport Fuel Systems and their duties as directors and/or officers of such other companies. Such potential conflicts are described in the director and officer biographies included in this AIF.
Westport Fuel Systems and the directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict is required to communicate such conflict to the Board and abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport Fuel Systems will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the requirements of the Business Corporations Act (Alberta), the directors of Westport Fuel Systems are required to act honestly, in good faith and in the best interests of Westport Fuel Systems. In determining whether or not Westport Fuel Systems will participate in a particular transaction, the directors will primarily consider the potential benefits to Westport Fuel Systems, the degree of risk to which Westport Fuel Systems may be exposed, and its financial position at that time. Other than as indicated, Westport Fuel Systems has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport Fuel Systems or any of its subsidiaries and any director or officer of Westport Fuel Systems or of any of its subsidiaries.
Material Contracts
EDC Loan Agreement
EDC is Canada's export credit agency, providing financing, insurance, bonding, trade knowledge and connections to support Canadian companies. In order to bolster liquidity and support the Westport HPDI 2.0 program launch and commercialization, Westport entered into a $20 million secured term loan agreement in December 2017 with EDC (the “EDC Loan Agreement”). In 2020, the Company secured a $10 million non-revolving term credit facility (the "Term Facility"), which was subsequently amended to extend the term. It also amended the terms of the EDC Loan Agreement to extend the term to September 2022, defer principal payments and to recommence payment quarterly starting March 2021. In December 2021, the EDC Loan Agreement and the Term Facility were refinanced to a $20 million term loan with a maturity date of September 15, 2026 (the "Amended EDC Loan Agreement"). A copy of the Amended EDC Agreement is available on SEDAR at http://www.sedar.com.
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Material Contracts | EDC Loan Agreement

Cartesian
In January 2016, Cartesian provided $17.5 million in capital to Westport in exchange for a percentage of amounts received by Westport on select HPDI and joint venture income through 2025. In April 2016, Westport announced that it had sold a derivative interest in Westport Innovations (Hong Kong) Limited to Cartesian for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. Westport received an additional $17.5 million from Cartesian in consideration for the issuance of Westport convertible notes (the "Convertible Notes") to Cartesian upon completion of the 2016 merger with Fuel Systems Solution Inc. In July 2020, Westport announced the amendment and refinancing of the Convertible Notes held by funds affiliated with Cartesian. A copy of the Amended and Restated Investment with Cartesian is available on SEDAR at http://www.sedar.com. As of the date hereof the full principal amount of the convertible notes has been repaid or converted into Westport Common Shares leaving no convertible notes outstanding.
CWI Joint Venture Agreement
In February 2012, Cummins and Westport entered into an Amended JVA for the CWI joint venture. The Amended JVA provided among other things, the scope of products within CWI and revised certain economic terms of the prior joint venture agreement. Westport also agreed to focus CWI's future product development investments on North American markets. During the term, Cummins had the sole right to sell and export all CWI products outside of North America. CWI products sold outside of North America would be sold by Cummins as Cummins branded products.

The Amended JVA terminated on December 31, 2021. A copy of the Amended JVA is available on SEDAR at http://www.sedar.com. See also section "Cummins Westport Inc. Joint Venture" for further information.
Legal and Regulatory Proceedings
On December 15, 2021, Westport Fuel Systems filed patent infringement lawsuits against various auto manufacturers in the court of the Eastern District of Texas. The patents in question relate to directly actuated injection valve technology. Westport Fuel Systems is represented in these lawsuits by counsel on a partial contingency basis. It also entered into an investment agreement with a funder pursuant to which the funder has agreed to fund certain fees and costs associated with the lawsuits.
Additional Information
Additional information regarding Westport Fuel Systems can be found on SEDAR at http://www.sedar.com. In particular, additional information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, is contained in our most recent Management Information Circular.
Additional financial information is contained in our financial statements and MD&A for the year ended December 31, 2021, which should be read in conjunction with this AIF. Additional information relating to Westport Fuel Systems may be found on SEDAR at http://www.sedar.com.
Interests of Management and Others in Material Transactions
Other than as described below or elsewhere in this AIF, no director or officer of Westport Fuel Systems, no person or company beneficially owning, or controlling or directing, directly or indirectly, more than ten percent (10%) of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of such persons or companies, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Westport Fuel Systems.

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Additional Information | Interests of Management and Others in Material Transactions
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
Interests of Experts
KPMG LLP are the auditors of Westport Fuel Systems and have confirmed with respect to Westport Fuel Systems that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Westport Fuel Systems under all relevant U.S. professional and regulatory standards.
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Schedule A: Forward Looking Information

Schedule "A": Forward-Looking Information
Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:
•Westport HPDI 2.0 providing OEMs with an integrated natural gas solutions with attractive price, performance and fuel economy (set out, for example, under the headings "DESCRIPTION OF THE BUSINESS – HPDI 2.0 FUEL SYSTEM" and "OPERATING BUSINESS SEGMENTS – CWI JOINT VENTURE");
•Westport HPDI 3.0 positioning Westport HPDI fuel system for long-term compatibility with next generation diesel engine platforms (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT")
•Westport Hydrogen HPDI providing a high pressure hydrogen fuel system solution with zero or near-zero CO2 emissions, optimized performance and improved (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT")
•the future demand for Westport Fuel Systems products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY", "DESCRIPTION OF THE BUSINESS - HPDI 2.0 FUEL SYSTEM" and under the heading "RISK FACTORS", particularly under the subheadings "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•our ability to successfully launch new technology and market initiatives, integrate our products into existing engine OEM products, and to position the Westport HPDI fuel system for compatibility with advancements in diesel base engine platforms (set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS", "OUR BUSINESS AND STRATEGY - STRATEGY", "OUR BUSINESS AND STRATEGY – RESEARCH AND DEVELOPMENT" and "RISK FACTORS");
•our ability to exploit opportunities in sustainable transportation fuel alternatives and adapt the Westport HPDI fuel system for operation with hydrogen (set out, for example, under the heading "OUR BUSINESS AND STRATEGY - STRATEGY", "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT", "OPERATING BUSINESS SEGMENTS – CWI JOINT VENTURE);
•our ability to expand, exploit and protect our intellectual property (set out, for example, under the headings "INNOVATION AND RESEARCH AND DEVELOPMENT – INTELLECTUAL PROPERTY" and "RISK FACTORS", particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•our capital expenditure and investment programs (set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and " The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.");
•the future desirability and use of alternative fuel sources within the transportation industry and commodity prices and the fuel price differential between natural gas or LPG with diesel (set out, for example, under the headings "MARKET OVERVIEW – MARKET DYNAMICS" and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption", "Sustained negative economic factors and COVID-19 could negatively impact our business" and "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate."
•ongoing relationships between us and our business partners (set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners.");
•potential disputes regarding the rights and obligations of the parties and which may in the future arise under our agreements with our strategic partners (set out, for example, under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners");

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Schedule A: Forward Looking Information
•our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "MARKET OVERVIEW - COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading "We currently face, and will continue to face, significant competition.");
•continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "MARKET OVERVIEW – MARKET DYNAMICS" and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.");
•profit margins and production costs of engines incorporating our technologies, (set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption", "Additional or higher tariffs may impact the demand for our products", "Warranty claims could be higher than forecasted" and "We have foreign currency risk");
•the further development of infrastructure supporting the application of natural gas or hydrogen as an alternative fuel (set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.");
•increasingly stringent environmental and emissions legislation and regulations in the future (set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS" and "RISK FACTORS" particularly under the subheadings "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "We could become liable for environmental damages resulting from our research, development or manufacturing activities.");
•our ability to attract and retain employees (as set out, for example, under the heading "HUMAN RESOURCES AND RELATED POLICIES" and "RISK FACTORS", particularly under the subheading "We could lose or fail to attract the human capital necessary to run our business");
•demand for engines incorporating our technologies (as set out, for example, under the headings "MARKET OVERVIEW – MARKET DYNAMICS" and "RISK FACTORS", particularly under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");
•our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out, for example, "RISK FACTORS", particularly under "Warranty claims could be higher than forecasted" and in our quarterly and annual financial statements);
•our future growth and the expected changes to the transportation sector (as set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS", "OUR BUSINESS AND STRATEGY - STRATEGY", and "MARKET OVERVIEW");
•our ability to predict if or when we will operate profitably or generate positive cash flows as set out for example, under the subheading "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected."
•our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out, for example, under the headings "OUR BUSINESS AND STRATEGY - SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities");
•the strategy of our Transportation segment (as set out, for example, under the heading "OUR BUSINESS AND STRATEGY - STRATEGY");
•expected fluctuations in our revenues and results of operations (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and
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Schedule A: Forward Looking Information

prospects could be negatively affected", "Sustained negative economic factors and COVID-19 could negatively impact our business" and "Warranty claims could be higher than forecasted.").
Such statements reflect management of Westport Fuel Systems' ("Management") current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:
•market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "We could become subject to product liability claims");
•product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our limited production trials, commercial launch activities and field tests could encounter problems" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•changing environmental legislation and regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected" and "We are dependent on relationships with strategic partners");
•the success of our business partners and OEMs with whom we partner (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We are dependent on relationships with strategic partners");
•future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "Sustained negative economic factors and COVID-19 could negatively impact our business")
•competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We currently face, and will continue to face, significant competition" and "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption");
•price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");
•potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We may not realize the anticipated benefits from joint ventures, investments or acquisitions");

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Schedule A: Forward Looking Information
•limitations in the development of natural gas or hydrogen refuelling infrastructure (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");
•the ability to provide and access the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");
•there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");
•our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We conduct business in foreign markets that carry risk", "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our failure to strictly comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations", "Sustained negative economic factors and COVID-19 could negatively impact our business" and "Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures");
•other risks relating to our Common Shares including the ability of the Board to issue Preferred Shares at its discretion discussed in more detail in this AIF under the heading "Description of Capital Structure" (as set out, for example, under the heading under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently pay and do not anticipate to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us") and;
•risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, as discussed in more detail in this AIF under the heading "Conflict of Interests".
You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.
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Schedule B: Audit Committee Charter
Schedule "B": Charter of the Audit Committee

REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 11, 2022
1.0 PURPOSE OF THE CHARTER
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“WFS”), established to assist the Board in fulfilling its oversight responsibilities with respect to:
•WFS’s accounting and financial reporting processes and audits of its financial statements;
•the integrity of WFS’s financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;
•WFS’s risk assessment and risk management processes, including assessment of significant financial and accounting risk exposures and actions taken to mitigate these risks;
•the effectiveness of systems implemented and maintained by WFS management (“Management”) to manage those risks, in particular with regard to internal controls and critical information systems pertaining to financial reporting;
•compliance with legal and regulatory requirements and the promotion of legal and ethical conduct;
•the independence and qualifications of the external auditors; and
•the performance of WFS’s internal audit function and external auditors.
This Charter (the "Charter") has been adopted by the Board to assist the Committee in the exercise of its duties and responsibilities.
2.0 AUTHORITY
The Committee has unrestricted access to WFS personnel and documents and to its external auditor and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and the Committee Chair (as defined below) is empowered, in his or her discretion, and in consultation with the Chairperson of the Board (the "Board Chair"), to retain independent counsel and other professional advisors at WFS’s expense. The Committee shall set the compensation, and oversee the work, of any such outside counsel and other advisors retained by the Committee.
The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee. The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
3.0 LIMITATIONS OF THE AUDIT COMMITTEE’S ROLE
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that WFS financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
4.0 COMPOSITION
The Committee shall consist, at a minimum, of three members of the Board, each of whom shall be affirmatively determined to be financially literate by the Board, and one of whom shall be designated the Chair (the “Committee Chair”), as annually appointed by the Independent Directors (as that term is defined in the Charter of the Board) (the “Independent Directors”). The Committee shall be composed solely of Independent Directors. Unless approved by the Board Chair, no Director may serve on

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Schedule B: Audit Committee Charter
the Committee if, including the membership on the Committee, they sit on more than three public company audit committees. No member of the Committee shall have participated in the preparation of WFS’s or any of its subsidiaries’ financial statements at any point during the last three years. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as an “audit committee financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual.
5.0 MEETINGS
Regular meetings of the Committee shall be held at least four times per year at such times and places as it deems necessary to fulfill its responsibilities. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as WFS’s other financial disclosures and related compliance matters. Additional meetings may be called as often as the Committee deems necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee. The Committee is governed by all other procedural rules regarding meetings, actions without meetings, notice and waiver of notice as are applicable to the Board.
The Committee Chair shall, in consultation with the Board Chair, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee and WFS’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual), shall also meet in executive session to review legal matters that, in Management or the Committee’s opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of WFS or with the secretary of the meeting and circulated to all Board members.
6.0 ROLE AND RESPONSIBILITIES OF THE COMMITTEE
The following paragraphs outline the principal responsibilities and duties of the Committee in carrying out its purpose outlined in Section 1 of this Charter. These responsibilities and duties should serve as a guide, with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of evolving circumstances and legal and regulatory requirements. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Committee outlined in Section 1 of this Charter.
6.1 Oversight of the External Auditors
The Committee is responsible for recommending to the Board:
•the selection of an independent, registered, external audit firm for the purpose of auditing WFS’s annual financial statements and internal controls over financial reporting;
•the retention of such external auditors;
•the compensation of the external auditors; and
•the selection, retention, compensation and oversight of any other registered public accounting firm engaged for the purpose of preparing or issuing audit reports or performing any other audit, review, or attest services for WFS.
The Committee shall evaluate, on at least an annual basis, the qualifications, performance and independence of the external auditors. The Committee is responsible for ensuring that it receives from the external auditors a formal written statement
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Schedule B: Audit Committee Charter
delineating all relationships between the external auditors and WFS and its subsidiaries, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors.
As part of its oversight of auditor independence, the Committee shall also review and approve WFS’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.
With regard to overseeing the work of external auditors, the Committee is responsible for the following activities:
•approving the audit scope and engagement fees;
•reviewing the results of their work;
•establishing policies and procedures for the Committee’s pre-approval of permitted services on an on-going basis;
•pre-approving any permitted non-audit services or delegating such authority to the Committee Chair;
•evaluating their performance and at least annually, receiving input from WFS’s CEO and/or the CFO on audit quality, quality of engagement team, and relationship with the auditors; and
•resolving any disagreements between Management and external auditors regarding financial reporting.
WFS’s external auditors shall report directly to the Committee. The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality control review, peer review, the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm, (c) any steps taken to deal with any such issues and (d) all relationships between the external auditors and WFS or any of its subsidiaries. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the external auditor’s qualifications, performance and independence to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of WFS’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting WFS; and (g) significant changes to WFS’s accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with the external auditors and Management: (a) all critical accounting policies and practices to be used in an audit; (b) any issues and disclosure requirements regarding: (1) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies; (2) any off-balance sheet arrangements; and (3) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk; (c) other material written communications between the auditors and Management; and (d) any other matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees.
The Committee shall monitor the audit partners’ rotation required by law.

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Schedule B: Audit Committee Charter
6.2 Oversight of Risk Management Processes Pertaining to Financial Reporting
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for monitoring the range of risks pertaining to WFS’s financial reporting and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:
•have the primary oversight role with respect to processes in place for identifying and monitoring the management of the principal risks that could impact the financial reporting of WFS; and
•assess, as part of its oversight of the system of internal controls and critical information systems pertaining to financial reporting, the effectiveness of the overall process for identifying business and financial risks impacting WFS and provide its views to the Board.
6.3 Oversight of Internal Control
The Committee shall have the responsibility to review and monitor that Management has designed and implemented an effective system of internal control and critical information systems pertaining to financial reporting and to provide any recommendations with respect to such systems to the Board.
Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.
6.4 Oversight of Legal and Regulatory Compliance Pertaining to Financial Reporting and Promotion of Legal and Ethical Conduct
The Committee shall consult periodically with Management with respect to WFS’s policies and procedures regarding compliance with applicable laws and regulations pertaining to financial reporting and with WFS’s Code of Conduct. The Committee shall consult with WFS’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual) with respect to any significant legal and regulatory matters that may have a significant impact on WFS’s financial statements or compliance policies pertaining to financial reporting.
The Committee shall oversee the implementation, operation and effectiveness of WFS’s mechanisms for the receipt, retention and treatment of complaints regarding WFS’s accounting, internal controls or auditing matters and the confidential, anonymous submission by WFS employees of concerns regarding questionable accounting or auditing matters. In this regard, the Committee shall have responsibility for the implementation and periodic review, not less than annually, of WFS’s Whistleblower Policy and related communication channels.
The Committee shall carry out such other specific responsibilities with regard to the Board’s oversight of WFS’s compliance with all applicable laws and regulations, as may be delegated by the Board to the Committee.
6.5 Oversight of Continuous Disclosure Obligations, Financial Reporting and Other External Reporting
The Committee shall satisfy itself that Management has developed and maintains appropriate programs and policies regarding continuous disclosure obligations applicable to WFS and will have oversight over such programs and policies to effectively communicate with its stakeholders.
Prior to public disclosure, the Committee shall review the following:
•the draft and final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and
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Schedule B: Audit Committee Charter
•other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
The Committee shall review and approve the final quarterly financial statements and related MD&A of WFS. The Committee shall additionally review and recommend to the Board the approval of the final WFS annual financial statements and related MD&A.
In each instance where a draft is reviewed, the CFO of WFS or his or her delegate shall affirm, in writing or via e-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.
In discharging its responsibilities, the Committee will review:
•all critical accounting policies and practices used or to be used by WFS and changes in the selection and application of accounting principles;
•significant financial reporting issues that have arisen in connection with the preparation of such financial statements;
•analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
•matters considered by Management’s Disclosure Committee in its review of quarterly, annual and other timely disclosure documents before submission; and
•the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditors any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditors in the course of performing their audit work, including any restrictions on the scope of their activities or their access to information and any significant disagreements with Management.
The Committee shall also review and assess the adequacy of the reporting systems and related internal controls developed and implemented by Management in connection with disclosures relating to environmental, social and governance (“ESG”) matters and other non-financial data included in WFS Sustainability Reports.
6.6 Oversight of Internal Audit
The Committee shall:
•review and approve WFS’s internal audit department’s annual audit plan and all major changes in the plan;
•review and discuss with the internal auditors the scope, progress and results of executing the internal audit plan;
•receive reports on the status of significant findings, recommendations and Management’s responses;
•review the reporting relationship, activities, staffing, organizational structure and credentials of the Internal Audit Department;
•review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director, who shall have direct access to the Committee; and
•review the annual performance of the internal audit function.
6.7 Related Companies Financial Results
WFS’s audited consolidated financial statements may include the results of other companies, in whole or in part, in which WFS maintains an equity interest. The Committee shall establish a coordination and communications framework with the accountants, auditors and, where applicable, audit committees of these companies. The Committee shall satisfy itself that WFS’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

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Schedule B: Audit Committee Charter
6.8 Related Party Transactions
The Committee shall review, approve, or ratify, any transaction between WFS and any related person (as defined in Item 404 of Regulation S-K under the United States Securities Act of 1933, as amended) on an ongoing basis.
6.9 Approval of Audit and Permitted Non-Audit Services Provided by the External Auditors
Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Committee pre-approvals of proposed audit and permitted non-audit services as they arise.
Any proposed audit and permitted non-audit services to be provided by the external auditors to WFS or its subsidiaries must receive prior approval from the Committee. The CFO of WFS, or his or her delegate, shall act as the primary contact to receive and assess any proposed engagements from the external auditors. The Committee shall not approve any non-audit services to be provided by the external auditors to WFS where either: (i) the sum of non-audit fees are expected to exceed the sum of audit fees, audit-related fees and permitted tax compliance/preparation fees; or (ii) the sum of audit fees and audit-related fees is expected to total less than 50% of Westport's overall fees payable to WFS’s external auditor (excluding fees resulting from one time transactions). The Committee shall satisfy itself of the adequacy of any public disclosure related to the audit fees paid to the external auditors.
The Committee is also authorized to approve non-audit services that may be provided by a party that is not the external auditors. Examples may be consulting advice relating to financial statements, tax advice and tax consulting services, or any other consulting services that the Committee determines that it will obtain from any party that is not the external auditors.
In the majority of such instances, proposals may be received and considered by the Committee Chair (or such other member of the Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Committee. The Committee Chair will then inform the Committee of any approvals granted at the next scheduled meeting.
7.0 OTHER RESPONSIBILITIES
A.Review of Charter. The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.
B.Annual Performance Evaluation. At least annually, as part of the Board’s and its committee self- assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to WFS’s Nominating and Corporate Governance Committee.
C.Audit Committee Information in the AIF. The Committee shall review and recommend for Board approval the Audit Committee information required to be included in WFS’s Annual Information Form (“AIF”)/Form 40F, in compliance with applicable regulations.
D.Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.
E.Other Activities. The Committee shall perform any other activities consistent with this Charter, WFS’s bylaws, and governing laws that the Board or Committee determines are necessary or appropriate.
50 | WESTPORT FUEL SYSTEMS INC. 2021 ANNUAL INFORMATION FORM